210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Initial US$1.0 Million Investment and Up to US$25.0 Million

Common Share Purchase Agreement with Lincoln Park Capital Fund, LLC

CALGARY, AB, February 27, 2014 — Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) (TSX:ONC; NASDAQ:ONCY) announced today that it has entered into a share purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) that will provide an initial investment in Oncolytics of US$1.0 million and make available additional periodic investments of up to US$25.0 million over a 30-month term (the “Financing”).

Upon execution of the Purchase Agreement today, Oncolytics received an investment of US$1.0 million in exchange for the issuance of 600,962 common shares to LPC at a per share purchase price of US$1.664. In addition, subject to the terms and conditions of the Purchase Agreement, Oncolytics, at its sole discretion, may sell up to US$25.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of Oncolytics’ common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Purchase Agreement, Oncolytics controls the timing and amount of any future investment and LPC is obligated to make such purchases, if and when the Company elects. The Purchase Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on the Company’s future financing activities. Oncolytics can terminate the Purchase Agreement at any time at its sole discretion without any monetary cost or penalty. The Company will issue a commitment fee in common shares to LPC in connection with the Purchase Agreement and on a pro rata basis as the US$26,000,000 is funded by LPC. LPC has also agreed not to cause, or engage in any manner whatsoever in, any direct or indirect short selling or hedging of the Company’s common shares.

“We are very pleased to have entered into a share purchase agreement with Lincoln Park Capital,” said Dr. Brad Thompson, President and Chief Executive Officer of Oncolytics. “The initial investment and commitment by LPC provides us with increased flexibility as we continue with our clinical programs.”

The Company has filed a prospectus supplement, dated February 27, 2014, with respect to its U.S. registration statement on Form F-10 (the “Registration Statement”) and Canadian final base shelf prospectus (the “Base Shelf Prospectus”), each dated July 3, 2012, pursuant to which the Company may issue up to US$13,300,000 of common shares pursuant to the terms of the Purchase Agreement (representing an aggregate market value of not more than 10% of the market value of the Company’s outstanding common shares based on the determination date under applicable securities laws). Pursuant to the Purchase Agreement, the Company may file additional prospectus supplements in the United States and in Canada in the future to qualify the sale of additional common shares to LPC that would result in aggregate gross proceeds to the Company of up to US$26,000,000. No offers or sales of any common shares will be made in Canada pursuant to the Purchase Agreement or the prospectus supplement.

The Company plans to use the net proceeds for working capital and other general corporate purposes, including funding ongoing operations

The common shares to be issued in the Financing have been approved for listing on the NASDAQ. The Toronto Stock Exchange has accepted notice of the Financing and the Company is relying on the section 602(g) exemption under the Toronto Stock Exchange Company Manual.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Oncolytics Biotech Inc.

Oncolytics Biotech Inc. is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

About Lincoln Park Capital

Lincoln Park Capital (LPC) is an institutional investor headquartered in Chicago, Illinois. LPC’s experienced professionals manage a portfolio of investments in public and private entities. These investments are in a wide range of companies and industries emphasizing life sciences, specialty financing, energy and technology. LPC’s investments range from multiyear financial commitments to fund growth to special situation financings to long-term strategic capital offering companies certainty, flexibility and consistency. For more information, please visit: www.lpcfunds.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as the proposed offering of common shares and the intended use of proceeds and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the market conditions of the offering and risks related to the Company’s business which may result in the intended use of proceeds changing. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group	Dian Griesel, Inc.
Nick Hurst	Susan Forman
300 5th Ave. SW, 10th Floor	335 West 38th Street, 3rd Floor
Calgary, Alberta T2P 3C4	New York, NY 10018
Tel: 403.218.2835	Tel:	212.825.3210
Fax: 403.218.2830	Fax:	212.825.3229
nhurst@tmxequicom.com	sforman@dgicomm.com